UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 9, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Disclaimer This presentation contains statements that constitute forward-looking statements regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities. Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, which do not necessarily represent formal guidance. Such forward-looking statements are not guarantees of future performanceand involve risks and uncertainties; actual results may differ materially from those projected due to various factors. Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes. (1) Operating Costs and Expenses normalized for: purchase price adjustment related to the acquisition of I-Systems (+R$ 207.0 million in 3Q26 and +R$ 56.3 million in 2Q26), consulting services costs for strategic projects (+R$ 7.8 million in 3Q26, +R$ 15.7 million in 2Q26 and +R$ 6.0 million in 1Q26), and legal services costs associated with the settlement of the dispute with the former financialservices partner (+R$ 1.1 million in 2Q25 and +R$ 19.0 millionin 1Q25). (2) EBITDA normalized for non-recurring effects in Operating Costs and Expenses. EBITDA-AL normalized for non-recurring effects in EBITDA and excluding the impact of fines related to site decommissioning. (3) Net Income normalized for non-recurring effects on Operating Costs and Expenses and Income Tax (-R$ 92.2 million in 3Q26,-R$ 5.4 million in 2Q26,-R$ 2.0 million in 1Q26,-R$ 0.4 million in 2Q25, and-R$ 6.5 million in 1Q25). Classificado como Uso Interno Classificado como Uso Interno 3 TIM S.A. –Investor Relations Results Presentation (1) Normalized for the effects detailed in slide 2; (2) Operating Cash Flow represents EBITDA-AL1minus Capex; (3) Including IoC and share buyback. Highlights 9M26: ON TRACK TO DELIVER OUR 2026 GUIDANCE… SERVICE REVENUE (YoY) +5.8% 2026 guidance~5% EBITDA1 (YoY) +6.8% 2026 guidance6–8% OPCF2 (YoY) +11.6% 2026 guidance11–14% NOMINAL CAPEX 3.3 R$ Bln 2026 guidanceR$ 4.4–4.6 Bln SHAREHOLDER REMUNERATION 2026 guidance R$ 5.3–5.5 Blnconfirmed:In 9M26, R$ 1.56 Blnin shareholder remuneration3& a new share buyback program announced Mobile offer combining an enhanced benefits package with an invitation based model designed to foster engagement and strengthen sense of community. AI agents are already live across key customer journeys, and TIM is now accelerating deployment to expand automation and transform customer interactions. Launch of TIM Cloud AI by V8.TECH, built on Oracle Cloud Infrastructure (OCI). Accelerating enterprise cloud, data and AI projects. … WITH ACCELERATED EVOLUTION OF OUR VALUE PROPOSITION TO CUSTOMERS TIM CLOUD AI NEW BETACREATOR AGENTIC CUSTOMER SERVICE PLATFORM Revenue Revenue growth supported by an increasingly diversified business SOLID SERVICE REVENUE GROWTH (Net Service Revenue in R$ Mln; %YoY) 6,534 FIXED (+30.1% YoY) MOBILE (+4.0% YoY) 331 6,203 +5.3% 6,882 430 6,451 3Q25 9M26 vs 9M25 Growth SERV. REVENUE +5.8% MOBILE REV. 3Q26 +4.7% (1) B2B revenues ex-wholesale+ V8.TECHrevenues. FIXED REV. +26.7% All revenue streams contributing to growth MOBILE REVENUE Consistent growth supported by ARPU expansion Postpaid revenue and CB continue to grow, while Prepaid revenue shows further improvement MOBILE ARPU R$ 34.8/Mo (+5.0% vs 3Q25) ULTRAFIBRA REVENUE Double-digit growth in both Revenue and CB Sequential improvement in ARPU (+0.8% QoQ) +12.7% vs 3Q25 B2B REVENUE¹ Classificado como Uso Interno Greater relevance within revenue mix A more complete portfolio across multiple sectors +19.3% LTM26 vs LTM25 TIM S.A. – Investor Relations Results Presentation 4 Mobile Services Postpaid remains on a solid trajectory while Prepaid recovery continues Postpaid: consistent performance across key indicators Postpaid Ex-M2M Net Adds ('000) NET ADDS DYNAMIC EVOLUTION QoQ net adds improve, driven by disciplined customer base management 188 1Q26 247 CHURN AT HEALTHY LEVEL Sequential improvement (QoQ) reinforces customer base resilience 2Q26 292 3Q26 POSTPAID EX-M2M CHURN 0.8% (-0.1p.p. vs 2Q26) DEFENDING THE CUSTOMER BASE Growing the loyal base, with a higher share of clients under lock-in offers LOYAL CUSTOMER BASE¹ +12% (vs 3Q25) Prepaid: Higher-value recharges contributing to revenue dynamics Recharges Spending (% Growth vs 1Q26) RECHARGE SPENDING ON AN UPWARD TREND Higher-value recharges building progressively over time +3.5% 1Q26 REVENUE DECLINE EASING A healthier revenue trajectory is emerging and improving ARPU 2Q26 Prepaid Revenues (%YoY) 1Q26 2Q26 3Q26 3Q26-4.2%-6.5%-6.9% NEW OFFER DRIVING MONETIZATION A new R$40 Prepaid offer in selected regions Encouraging a higher-value recharge mix while preserving sales volumes Image created by AI (1) Pure Postpaid and Control customer base. Classificado como Uso Interno TIM S.A. – Investor Relations Results Presentation 5 Classificado como Uso Interno 6 TIM S.A. –Investor Relations Results Presentation 6 TIM S.A. –Investor Relations Results Presentation Broadband Services Consolidating TIM Ultrafibragrowth, with customer base sustaining double-digit expansion pace 3 CONSECUTIVE QUARTERS OF DOUBLE-DIGIT BASE GROWTH REVENUES GROWING AT A DOUBLE-DIGIT PACE 880 1Q26 +11.4% 899 2Q26 +12.5% 931 3Q26 +13.2% 243 1Q26 +11.4% 247 2Q26 +9.5% 257 3Q26 +12.7% Highest organic YoY net adds¹ increase (%) for the 9th consecutive month TIM ULTRAFIBRA HIGHLIGHTS BOOSTING CUSTOMER ACQUISITION +10% +8.1p.p. (Broadband Client Base, ‘000; %YoY) (TIM Ultrafibra Revenue in R$ Mln;%YoY) increase in gross adds (%YoY) CROSS-SELLING MOBILE TO FIBER of broadband customers that are also mobile subscribers (Sep’26 vs Sep’25) (1)Anatel2026.NetaddsFTTH-figuresexcludesatelliteoperationsandacquisition-drivengrowth. HIGH-VALUE PLANS LEADING THE MIX of convergence activations in TIM Black Família VIP TIM Ultrafibra Revenue +11.2% 9M26 vs 9M25 Growth 54.7% (600 Mbps + 200 GB | R$ 314.99) Service Portfolio Evolution More solutions to capture new opportunities and deepen customer relationships Monetization Increase value per customer through relevant and differentiated services TIM PLAY Entertainment that drives higher value 5 bundles | Up to 9 streaming services | Single payment | Savings of up to 50% Images created by AI TIM BETACREATOR Empowering creators 50 GB plan with unlimited TikTok for content creators Market Expansion Reach new customer segments and expand beyond the core PICPAY Financial services that broaden our reach Fully implemented Cross-selling already in place Classificado como Uso Interno ULTRACOMBO Convergence at the heart of the home Launch of the full portfolio FWA PILOT Connectivity to new geographies +44 storesin soft launch in RJ and SP TIM S.A. – Investor Relations Results Presentation 7 Classificado como Uso Interno 8 TIM S.A. –Investor Relations Results Presentation B2B Performance Update Broadening the B2B portfolio as revenue gains relevance (B2B ServiceRevenue¹ in R$ Mln; %YoY) B2B REVENUE SUSTAINING A STRONG PACE (LTM) 1,532 1,827 LTM25 LTM26 19.3% 6.8% of Total Service Revenues New Business Lines² reach 24% of B2B revenues ~31 Mln Total hectares covered by 4G (+32% YoY) >569k Smart light spots sold (+43% YoY) B2B KPIs Show Sustained Improvement Across Key Metrics 13,776 km of highways covered (+81% YoY) Agro Smart cities Logistics 1st 5G Port in Brazil with Private Network Ports 670k Cars connected4 IOV³ (1)B2Brevenuesex-wholesale+V8.TECHrevenues; (2) IncludesNetwork-as-a-Service,DataPartnershipandIoT; (3) Internetofvehicles; (4)Thenumberofconnectedcars andsmartmeters iscalculatedbasedonthenumberofM2Mconnections(SIMcards)providedbyTIMtoitsrespectivebusinesspartners intheautomotiveandutilities sectors. 250k Connected meters4 across Brazil (includes Gas, energy and water) Utilities 6 of the largest mining companies served w/ IoT Mining Image created by AI B2B Strategic Partnerships Beyond connectivity: further advances in key verticals while we add new solutions to our portfolio TIM is expanding established B2B verticals with new partnerships GROWING PRESENCE IN CONNECTED VEHICLES BYD strengthens TIM’s automotive vertical, alongside Fiat, Jeep and Ram 200k vehicles with embedded connectivity over the next 24 months 4.6km² plant fully covered with dedicated 5G & 4G (indoor and outdoor) BYD’s largest industrial operation outside China SMART CITIES BEYOND LIGHTING TIM’s Smart Cities proposition moves from Smart Lighting into 5G-enabled public safety SMART RIO +12k PORTFOLIO EXPANSION CLOUD, DATA & AI + TIM Cloud AI by V8.TECH combines OCI, GPU capacity and managed services in one enterprise offer 1st in LatAm V8.TECH as Oracle Cloud Managed Services Provider 100+ enterprise clients at V8.TECH cameras powered by 5G Network Slicing Dedicated TIM 5G connectivity for high capacity video monitoring in Rio de Janeiro CYBERSECURITY Google Security Operations integrates detection, investigation and response in TIM’s enterprise portfolio SIEM + SOAR + threat intelligence Agentic capabilities for intelligence-led security operations TIM B2B already serves 120+ large companies Images created by AI Classificado como Uso Interno TIM S.A. – Investor Relations Results Presentation 9 Artificial Intelligence CUSTOMER CARE The path to an Agentic Customer Service Platform AI at scale for a better experience and a more reliable network AI agents handling and solving customer demands KEY JOURNEYS IN TRANSFORMATION Collections¹ LIVE Billing LIVE Plans, Offers & Sales NEW INITIAL RESULTS Agentic Customer Service Platform Knows • Speaks Remembers • Solves 86% 154k lower handling time vs. human-assisted service IVR customer interactions/month NETWORK OPERATIONS Anticipating failures to increase availability AI-supported predictive maintenance and preventive inspection audits AI ACROSS NETWORK OPERATIONS DESTINATION (1) As disclosed in the 2Q26 results; (2) Refers to Oct/26. Percentage of sites flagged by the AI as at risk of experiencing issues within the next 7 days that remained incident-free after early maintenance was performed; (3) Longer intervals between corrective maintenance visits at AI-flagged and serviced sites. 2026 average (YTD) vs. 2025 (pre-project); (4) Refers to Sep/26–Oct/26. Share of preventive maintenance photos correctly assessed by the AI. Classificado como Uso Interno DESTINATION Predictive Maintenance LIVE Preventive Inspection Audit LIVE NOC “Zero” From Automation to Autonomy RESULTS 93% 47% RESULTS ~98% Avg. failures² avoided across predicted sites Longer maintenance Intervals³ Accuracy4 based on a sample of 11k items assessed by AI and audited by TIM TIM S.A. – Investor Relations Results Presentation TIM S.A. – Investor Relations Results Presentation 10 10 Financials Slower Opex growth supports another quarter of EBITDA and margin expansion OPEX GROWTH BELOW REVENUE (Operating Costs and Expenses1 in R$ Mln; %YoY) 3Q26 MAIN DYNAMICS 3,242 +3.9% 3,368 3Q25 3Q26 9M26 vs 9M25 Growth 6.3% 1Q26 MODERATION IN OPEX YOY GROWTH: OPEX +4.8% vs. 4.6% IPCA² OPEX growth in line with inflation: PERSONNEL (+4.8% YoY) Driven by M&A impacts, partially offset by lower employee-related expenses NETWORK & INTERCON. (+4.6% YoY) Driven by higher expenses with international roaming and content providers SELLING & MARKETING (-1.2% YoY) Reflecting lower advertising costs and continued digitalization efficiencies G&A (+13.4% YoY) Driven by M&A impacts and higher spending on specialized professional services and IT BAD DEBT (+30.0% YoY) Showing signs of easing QoQ (-5.9% QoQ), despite the YoY increase (1) Normalized for the effects detailed in slide 2; (2) LTM IPCA ended on September 30, 2026 (source:IBGE). → 4.0% 2Q26 → 3.9% 3Q26 EBITDA GROWTH & MARGIN EXPANSION (EBITDA1 in R$ Mln; %YoY) 3,469 +6.7% 3,701 3Q25 3Q26 52.4% 3Q26 Margin (+0.7 p.p. YoY) EBITDA IS ON TRACK TO MEET GUIDANCE… 9M26 vs 9M25 Growth EBITDA +6.8% Classificado como Uso Interno MARGIN 50.7% (+0.5 p.p. YoY) TIM S.A. – Investor Relations Results Presentation 11 Financials EBITDA-AL growth and margin expansion underpinned by disciplined lease management EBITDA-AL & MARGIN EVOLUTION (EBITDA-AL1 in R$ Mln; %YoY) 2,917 2,712 +7.6% 3Q25 3Q26 41.3% 3Q26 Margin-AL (+0.9 p.p. YoY) EBITDA-AL SUSTAINS SOLID GROWTH MOMENTUM… 9M26 vs 9M25 Growth EBITDA-AL +7.7% MARGIN-AL 39.5% (+0.7 p.p. YoY) LEASE COSTS UNDER CONTROL (Leases as a % of the Net Revenue; %YoY)-0.2p.p. 11.3% 11.2% 11.2% 11.1% 10.9% 3Q25 4Q25 1Q26 2Q26 3Q26 Lease Costs +3.5% vs 3Q25 EFFICIENCY PROJECTS CONTINUE TO PAY OFF… 9M26 vs 9M25 Growth LEASE +3.5% (1) Normalized for the effects detailed in slide 2; (2) LTM IPCA ended on September 30, 2026 (source:IBGE). Classificado como Uso Interno Lease costs growing below inflation: vs. 4.6% IPCA² TIM S.A. – Investor Relations Results Presentation 12 Financials Solid operating performance translating into healthy cash generation and financial resilience OpCFDOUBLE-DIGIT EXPANSION (Operating Cash Flow represented by EBITDA-AL1 minus Capex in R$ Mln; %YoY) 4,976 4,457 +11.6% 9M25 3Q26 vs 3Q25 Growth 9M26 OpCF 23.9% 9M26 OpCF Margin (+1.3 p.p. YoY) OpCF MARGIN +11.6% 27.4% (+1.5 p.p. YoY) PROFITABILITY AFFECTED BY FINANCIAL LINES EBIT1 (+8.1% YoY) NET INCOME1-7.8% vs 3Q25 Consistent EBIT growth reflects the continued strength of the underlying business NET FINANCIAL EXPENSES (18.0% YoY) ROBUST CASH POSITION2 R$ 5.2 Bln in Cash Lower interest income on cash and higher lease interest expenses, partly offset by derivative mark to-market gains INCOME TAX (R$ 149 Mln YoY) Reflecting higher EBT and lower Interest on Capital recognized YoY INCREASING LIQUIDITY WHILE REDUCING LEVERAGE (V8.TECH & I-Systems fully paid) GROSS DEBT UNDER CONTROL3 R$ 16.3 Bln Debt (-3.7% YoY) R$ 2.8 Bln Debt-AL (-24.8% YoY) (1) Normalized for the effects detailed in slide 2; (2) Includes Cash and Cash Equivalentsand MarketableSecurities (Short Term); (3) Includingnet derivatives. Classificado como Uso Interno LOWER LEVERAGE 0.78x Net Debt/EBITDA1-0.22x Net Debt-AL/EBITDA-AL1 TIM S.A. – Investor Relations Results Presentation 13 Final Remarks Beyond the quarter: continuing to evolve our business Broadening the business across every layer MOBILE Enhancing our value proposition A revamped portfolio and value proposition, with partnerships such as Cartão de Todos and PicPay — and more to come. BROADBAND Convergence continues to evolve The launch of our full convergent portfolio opens a new avenue for TIM to capture more value. B2B Reinforcing our position in key industries Consistent growth in key verticals as we expand our portfolio: cybersecurity, end-to-end cloud, data and AI solutions with V8.TECH Image created by AI ESG | INSTITUTO TIM A renewed Instituto TIM: contributing to a more inclusive digital society Focused on three social impact pillars: Technology-enabled Education | Dignity | Gender Equity Classificado como Uso Interno TIM S.A. – Investor Relations Results Presentation 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 9, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer